04044554

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.
Exact Name of Registrant as Specified in Charter

CIK # 0001243106
Registrant CIK Number

Form 8-K to be filed no later than October 1, 2004
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-115122
SEC File Number, if available

Name of Person Filing the Document
(if other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENTS II INC.

By: ______________________

Name: Baron Silverstein

Title: Vice President

Dated October 1, 2004

EXHIBIT INDEX

Exhibit

P 99.1 Certain Computational Materials Prepared
by the Underwriter in Connection with
Structured Asset Mortgage Investments II Inc. MortgageIT Trust 2004-1
(Filed separately under cover of Form SE in
accordance with Rule 202 of Regulation S-T
pursuant to a continuing hardship exemption).

New Issue Computational Materials

$752,416,000 (approximate)

MortgageIT Trust 2004-1
Mortgage Backed Notes Series 2004-1

Structured Asset Mortgage Investments II Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller

MortgageIT Holdings, Inc.
Originator and Servicer

GMAC Mortgage Corporation
Sub-Servicer

Wells Fargo Bank, National Association
Master Servicer

Bear, Stearns & Co. Inc.
Lead Underwriter

UBS Investment Bank
Co-Manager

All Statistical Information is based upon information as of September 1, 2004

September 24, 2004

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Bear, Stearns & Co. Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Bear, Stearns & Co. Inc. ARM Trading Desk at (212) 272-4976.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

$752,416,000 (approx.)
MortgageIT Trust, Series 2004-1

Class	Note Size (1)	Ratings Moody's/S&P	CE Levels (1)	Pass-Thru Rate	Note Type
Offered Notes					
A-1	$616,940,000	Aaa/AAA	21.00% (2)	LIBOR (3) (8)	Super Senior - Floater
A-2	$68,549,000	Aaa/AAA	15.50% (2)	LIBOR (4) (8)	Senior Support - Floater
M-1	$36,506,000	NR/AAA	11.00% (2)	LIBOR (5) (8)	Mezzanine - Floater
M-2	$30,421,000	NR/AA	7.25% (2)	LIBOR (6) (8)	Mezzanine - Floater
Not Offered Hereby					
B-1	$39,750,000	NR/A	2.35% (2)	LIBOR (7) (8)	Subordinate - Floater
B-2	$16,223,308	NR/BBB	0.35% (2)	LIBOR (7) (8)	Subordinate - Floater

NOTES:
- Prepayment Pricing Speed Assumption is 25% CPR
- Notes are subject to a variance of +/- 10%
- Notes will settle flat and accrue interest on an actual/360 basis
- See Exhibit I for the expected Yield Maintenance Agreement Notional Balance Schedule
- See Exhibit II for the expected Available Funds Cap Schedule
- See Exhibit III for yield tables run to the optional 20% Call

(1) The class sizes and credit enhancement levels are subject to change based upon the final pool and rating agency evaluation of subordination, overcollateralization ("OC") and excess spread.

(2) Credit enhancement for the Notes will be provided by a combination of subordination provided to the Class A-1 Notes by the Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Notes, OC and excess spread all as more fully described herein. The expected initial credit enhancement percentages are as provided above. The initial OC amount will equal 0.35% as of the Cut-Off Date.

(3) The Note Interest Rate for the Class A-1 Notes will be the least of (a) a floating rate based on One-Month LIBOR plus [x.xx]%, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for the Class A-1 Notes will increase to 2 times the original.

(4) The Note Interest Rate for the Class A-2 Notes will be the least of (a) a floating rate based on One-Month LIBOR plus [x.xx]%, (b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for the Class A-2 Notes will increase to 2 times the original.

(5) The Note Interest Rate for the Class M-1 Notes will be the least of (a) a floating rate based on One-Month LIBOR plus [x.xx]%,(b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for the Class M-1 Notes will increase to 1.5 times the original.

(6) The Note Interest Rate for the Class M-2 Notes will be the least of (a) a floating rate based on One-Month LIBOR plus [x.xx]%,(b) 11.500% and (c) the Net Rate Cap. The Net Rate Cap will equal the weighted average of the net rates on the mortgage loans. On the first Payment Date after the first possible Optional Clean-Up Call Date, the margin for the Class M-2 Notes will increase to 1.5 times the original.

(7) Initially, it is expected that the Class B-1 and Class B-2 Notes will be retained by MortgageIT Holdings.

(8) The holders of the Notes will be entitled to the benefit of a Yield Maintenance Agreement (as described more fully herein) purchased with respect to the hybrid adjustable rate mortgage loans. If on a distribution date the amount of interest payable to the Notes is limited by the Net Rate Cap, the trustee will withdraw from the Yield Maintenance Agreement an amount equal to the lesser of (a) the excess of the applicable Pass-Through Rate over the rate as so limited by the applicable Net Rate Cap and (b) the amount received under the Yield Maintenance Agreement. The Yield Maintenance Agreement, Cap Rates, Strike Prices and Counterparty are all further described herein.

Description of the Collateral:

The mortgage loans are first lien adjustable-rate mortgage loans secured by one- to four-family residential properties and individual condominium units. After an initial fixed rate period of either 6 months, 1 year, 3 years or 5 years, the interest rate on each mortgage loan will adjust semi-annually based on Six-Month LIBOR, or annually based on One-Year CMT or One-Year LIBOR to equal the related index plus a margin.

- 79% of the mortgage loans are interest-only for the first 3, 5 or 10 years after origination and then fully amortize over the remaining term. Approximately 17% of the mortgage loans have penalties for full or partial prepayments.
- Approximately 44% of the mortgage loans were originated with full and/or alternative documentation (note: such alternative documentation includes the recommendations as provided by the automated underwriting systems of Fannie Mae and Freddie Mac). Approximately 46% of the mortgage loans are originated based on the stated income of the borrower.
- The two states with the largest concentration are California (71%) and Washington (4%).
- The non-zero weighted average FICO score is 731.
- The weighted average LTV is 74.47%. The weighted average CLTV including subordinate financing at the time of origination is 84.35%.
- All the mortgage loans with LTVs greater than 80% have primary mortgage insurance up to the required agency limits (none are secured by additional collateral or pledged assets).
- Approximately 57.58% of the mortgage loans have conforming balances based upon the loan size limits as set by Fannie Mae and Freddie Mac.

More detailed collateral information is provided in the attached Exhibit IV.

Loan Description	% of Pool	Gross WAC	Net WAC	WAM (mos.)	Gross Margin	Net Margin	Initial Cap	Periodic Cap*	Max Rate	Mos to Roll
1-Year LIBOR ARM	0.05%	4.132%	3.757%	357	2.250%	1.875%	2.000%	2.000%	10.132%	9
6-Month LIBOR ARM	3.12%	4.331%	3.956%	359	2.405%	2.030%	1.000%	1.000%	12.966%	5
3/1-Year CMT Hybrid ARM	3.45%	4.796%	4.421%	360	2.750%	2.375%	2.000%	2.000%	10.796%	36
3/1-Year LIBOR Hybrid ARM	1.04%	4.672%	4.297%	360	2.250%	1.875%	2.000%	2.000%	10.672%	36
3/6-Month LIBOR Hybrid ARM	38.10%	5.254%	4.879%	360	2.250%	1.875%	6.000%	2.000%	11.254%	36
5/1-Year CMT Hybrid ARM	5.61%	5.268%	4.893%	359	2.750%	2.375%	4.929%	2.000%	10.305%	59
5/1-Year LIBOR Hybrid ARM	4.08%	5.160%	4.785%	359	2.250%	1.875%	4.704%	2.000%	10.258%	59
5/6-Month LIBOR Hybrid ARM	44.55%	5.620%	5.245%	359	2.250%	1.875%	5.998%	2.001%	11.622%	59
Totals:	**100%**	**5.363%**	**4.989%**	**359**	**2.300%**	**1.925%**	**5.655%**	**1.992%**	**11.355%**	**48**

*Non-zero weighted average

SUMMARY OF TERMS:

Depositor:	Structured Asset Mortgage Investments II Inc.
Mortgage Loan Seller:	EMC Mortgage Corporation (an affiliate of the Depositor, Bear, Stearns & Co. Inc. and Yield Maintenance Provider).
Master Servicer and Securities Administrator:	Wells Fargo Bank, National Association.
Originator/Servicer:	MortgageIT Holdings, Inc.
Sub-Servicer	GMAC Mortgage Corporation
Underwriter:	Bear, Stearns & Co. Inc. and UBS Investment Bank
Yield Maintenance Provider:	Bear Stearns Financial Products Inc. ("BSFP"), a subsidiary of the Bear Stearns Companies and an affiliate of Bear, Stearns & Co. Inc., the Depositor and EMC Mortgage Corporation. BSFP is rated Aaa/AAA by Moody's and S&P, respectively.
Indenture Trustee:	Deutsche Bank National Trust Company
Custodian:	Deutsche Bank National Trust Company
Rating Agency:	Standard & Poor's, a division of the McGraw-Hill Companies, Inc. and Moody's Investors Service.
Cut-off Date:	September 1, 2004.
Settlement Date:	On or about September 30, 2004.
Payment Date:	25th day of each month (or the next business day), commencing in October 2004.
Optional Clean-Up Call:	The holder of the Equity Certificate, or, if there is no single holder, the majority holder may repurchase from the trust all of the mortgage loans at par plus accrued interest when the aggregate principal balance of the mortgage loans is reduced to 20% of the aggregate principal balance of the mortgage loans as of the Cut-Off Date. It is expected that MortgageIT Holdings, Inc. will retain the Equity Certificate.
Registration:	The Class A-1, Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Notes will be available in book-entry form through DTC.
Denominations:	The Class A-1,Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Notes are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.
Legal Structure:	Owner Trust.
ERISA Considerations:	The Notes are expected to be eligible for purchase by ERISA plans. A fiduciary of any benefit plan should very carefully review with its legal advisors whether the purchase or holding of any Notes to a transaction prohibited or not otherwise

permissible under ERISA.

Owner Trustee: Wilmington Trust Company.

SMMEA Eligibility: The Class A-1 Notes, Class A-2 Notes and the Class M-1 Notes will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

P&I Advances: The Servicer will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent that the servicer reasonably believes that such cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Notes and are not intended to guarantee or insure against losses. If the Servicer fails to make delinquency advances, the Master Servicer will be obligated to make such advances.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the applicable Servicing Fee Rate of 37.5 basis points. All ongoing compensation for the Owner Trustee, Indenture Trustee and Custodian will be paid by the Master Servicer from float income generated by cash collections held by the Master Servicer from the Determination Date through the Payment Date.

Interest Payments: On each Payment Date holders of the Notes will be entitled to receive the interest that has accrued on the Notes at the related Note Interest Rate during the accrual period, and any interest due on a prior Payment Date that was not paid.

The "accrual period" for all of the Notes will be the period from and including the preceding Payment Date (or from the Settlement Date with respect to the first Payment Date) to and including the day prior to the current Payment Date. The trustee will calculate interest on the Notes on an actual/360 basis. The Notes will settle flat on the Closing Date.

Credit Enhancement:

- Subordination: Initially, 21.00% for the Class A-1 Notes, 15.50% for the Class A-2 Notes, 11.00% for the Class M-1 Notes, 7.25% for the Class M-2 Notes, 2.35% for the Class B-1 Notes and 0.35% for the B-2 Notes.
- Overcollateralization ("OC")

Initial (% Orig.)	0.35%
OC Target (% Orig.)	0.35%
Stepdown (% Current)	None
OC Floor (% Orig.)	0.35%

- Excess spread, which will initially be equal to approximately 269 bps per annum (before losses) as of the Cut-off Date, is expected to be available to cover losses and to maintain the OC Target.

Interest Funds: With respect to any Payment Date, the interest portion of all scheduled and unscheduled collections received or advanced for each mortgage loan.

Principal Funds: With respect to any Payment Date, the principal portion of all scheduled or unscheduled collections received or advanced on each mortgage loan.

Accrued Note Interest:	For any Payment Date and each class of Notes interest accrued during the related Accrual Period at the then-applicable Note Interest Rate on the related Note Principal Balance thereof immediately prior to such Payment Date, plus any Accrued Note Interest remaining unpaid from any prior payment date with interest thereon at the related Note Interest Rate.
Basis Risk Carryforward Amount:	As of any Payment Date on which the Note Interest Rate for a Class of Notes is calculated based on the Net Rate Cap, the sum of (i) the excess, if any, of (a) the amount of Accrued Note Interest calculated using the lesser of (x)1-month LIBOR plus the related margin and (y) 11.50% over (b) the amount of Accrued Note Interest calculated using a Note Interest Rate equal to the Net Rate Cap for such Payment Date and (ii) the Basis Risk Carryforward Amount for all previous Payment Dates not previously paid plus interest thereon at the related Note Interest Rate.
Principal Distribution Amount:	With respect to any Payment Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.
Basic Principal Distribution Amount:	With respect to any Payment Date, the lesser of (a) the excess of (i) the available funds for such Payment Date over (ii) the aggregate amount of Accrued Note Interest for the Notes for such Payment Date and (b) the Principal Funds for such Payment Date.
Extra Principal Distribution Amount:	With respect to any Payment Date, the lesser of (x) the Net Monthly Excess Cashflow for such Payment Date and (y) the Overcollateralization Deficiency Amount for such Payment Date.
Net Monthly Excess Cashflow:	For any Payment Date, the excess of (x) the available funds for such Payment Date over (y) the sum for such Payment Date of the aggregate amount of Accrued Note Interest for the Notes and the Principal Funds.
Priority of Payments:	On each Payment Date, distributions on the Notes, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1) Interest will be distributed to the holders of the Class A-1, Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Notes, sequentially, in the preceding order, to the extent of the related Accrued Note Interest for such class for such Payment Date;

Principal Distributions:

Principal will be distributed to the extent of Principal Funds and the Extra Principal Distribution Amount to the holders of Class A-1, Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Notes, pro rata.

Net Monthly Excess Cashflow:

1) To the holders of the Class A-1, Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Notes, pro rata, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2) sequentially, in the following order, to the holders of the Class M-1,

	Class M-2, Class B-1 and Class B-2 Notes an amount equal to the Allocated Realized Loss Amount for such Notes; 3) sequentially, in the following order, to the holders of the Class A-1, Class A-2, Class M-1, Class M-2, Class B-1 and Class B-2 Notes any related Basis Risk Carryforward Amount for such Notes on such payment date; and 4) to the holders of the Equity Certificates as provided in the Indenture and the Trust Agreement.
Overcollateralization Deficiency Amount:	For any Payment Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralization Amount on such Payment Date.
Overcollateralization Target Amount:	Equal to 0.35% of the Cut-Off Date unpaid principal balance. As of September 1, 2004 the Overcollateralization Target Amount is expected to be approximately $2,839,300
Overcollateralization Amount:	For any Payment Date, the amount, if any, by which (i) the aggregate Stated Principal Balance of the mortgage loans exceeds (ii) the aggregate Note Principal Balance of the Notes.
Realized Losses:	Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.
Allocation of Losses:	Any Realized Losses on the mortgage loans will be allocated on any Payment Date, first, to Net Monthly Excess Cashflow, second, in reduction of the Overcollateralization Amount, third, to the Class B-2 Notes until their Note Principal Balance is reduced to zero, fourth, to the Class B-1 Notes until their Note Principal Balance is reduced to zero, fifth, to the Class M-2 Notes until their Note Principal Balance is reduced to zero and sixth, to the Class M-1 Notes until their Note Principal Balance is reduced to zero. Thereafter, Realized Losses will be allocated first to the Class A-2 Notes, until zero, and then to the Class A-1 Notes Once Realized Losses have been allocated to the Class B-2, Class B-1, Class M-2, Class M-1, Class A-2 or Class A-1 Notes, such amounts with respect to such Notes will no longer accrue interest; however, such amounts may be paid thereafter to the extent of funds available from Net Monthly Excess Cashflow as an Allocated Realized Loss Amount.
Allocated Realized Loss Amount:	With respect to the Class M-1, Class M-2, Class B-1 or Class B-2 Notes and any Payment Date, an amount equal to the sum of any Realized Loss allocated to that class of Notes on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from any previous Payment Date.
Yield Maintenance Agreement:	The issuer will benefit from a series of interest rate cap payments from the Yield Maintenance Provider pursuant to a yield maintenance agreement purchased with respect to the 3/1 hybrid arm loans and 5/1 hybrid loans, respectively, which is intended to partially mitigate the interest rate risk that could result from the difference between the Pass Through Rate on the Notes and the Net WAC Cap Rate (the "Yield Maintenance Agreement"). On each Payment Date, payments under the Yield Maintenance Agreement related to the 3 year hybrid loans will be made on an amount equal to the lesser of (a) the

aggregate Principal Balance of the 3 year hybrid adjustable rate mortgage loans as of such Distribution Date and (b) the notional amount schedule based on an amortization schedule applying 18% CPR through August 2007 (assuming no losses or delinquencies), and zero thereafter.

On each Payment Date, payments under the Yield Maintenance Agreement related to the 5/1 hybrid loans will be made on an amount equal to the lesser of (a) the aggregate Principal Balance of the 5 year hybrid adjustable rate mortgage loans as of such Distribution Date and (b) the notional amount schedule based on an amortization schedule applying 18% CPR through July 2009 (assuming no losses or delinquencies), and zero thereafter.

It is anticipated that the Yield Maintenance will include the following terms:

Notional Balance	Corridor Strike Rate	Months
3/1 Hybrid ARM Loans @ 18% CPR	4.34% to 12.50%	1-36
5/1 Hybrid ARM Loans @ 18% CPR	4.68% to 12.50%	1-60

Exhibit I
Yield Maintenance Schedule

Date	3/1 Hybrid ARMS	5/1 Hybrid ARMS
25-Oct-04	$344,879,868.22	$440,503,573.28
25-Nov-04	339,155,591.20	433,157,064.63
25-Dec-04	333,526,028.14	425,932,508.19
25-Jan-05	327,989,615.50	418,827,886.26
25-Feb-05	322,544,815.49	411,841,214.46
25-Mar-05	317,190,115.65	404,970,541.13
25-Apr-05	311,924,028.46	398,213,946.86
25-May-05	306,745,090.93	391,569,543.91
25-Jun-05	301,651,864.16	385,035,475.69
25-Jul-05	296,642,932.99	378,609,916.27
25-Aug-05	291,716,905.55	372,291,069.88
25-Sep-05	286,872,412.96	366,077,170.36
25-Oct-05	282,108,108.85	359,966,480.73
25-Nov-05	277,422,669.09	353,957,292.70
25-Dec-05	272,814,791.35	348,047,926.15
25-Jan-06	268,283,194.78	342,236,728.73
25-Feb-06	263,826,619.64	336,522,075.37
25-Mar-06	259,443,826.95	330,902,367.81
25-Apr-06	255,133,598.17	325,376,034.20
25-May-06	250,894,734.84	319,941,528.65
25-Jun-06	246,726,058.25	314,597,330.79
25-Jul-06	242,626,409.15	309,341,945.35
25-Aug-06	238,594,647.36	304,173,901.77
25-Sep-06	234,629,651.54	299,091,753.76
25-Oct-06	230,730,318.82	294,094,078.93
25-Nov-06	226,895,564.51	289,179,478.38
25-Dec-06	223,124,321.81	284,346,576.31
25-Jan-07	219,415,541.51	279,594,019.64
25-Feb-07	215,768,191.70	274,920,477.64
25-Mar-07	212,181,257.49	270,324,641.58
25-Apr-07	208,653,740.72	265,805,224.34
25-May-07	205,184,659.69	261,360,960.04
25-Jun-07	201,773,048.89	256,990,603.74
25-Jul-07	198,417,958.74	252,692,931.06
25-Aug-07	195,118,455.30	248,466,737.83
25-Sep-07	N/A	244,310,839.80
25-Oct-07	N/A	240,224,072.28

25-Nov-07	N/A	236,205,289.81
25-Dec-07	N/A	232,253,365.86
25-Jan-08	N/A	228,367,192.53
25-Feb-08	N/A	224,545,680.22
25-Mar-08	N/A	220,787,757.32
25-Apr-08	N/A	217,092,369.95
25-May-08	N/A	213,458,481.64
25-Jun-08	N/A	209,885,073.03
25-Jul-08	N/A	206,371,141.64
25-Aug-08	N/A	202,915,701.54
25-Sep-08	N/A	199,517,783.09
25-Oct-08	N/A	196,176,432.70
25-Nov-08	N/A	192,890,712.51
25-Dec-08	N/A	189,659,700.18
25-Jan-09	N/A	186,482,488.63
25-Feb-09	N/A	183,358,185.76
25-Mar-09	N/A	180,285,914.21
25-Apr-09	N/A	177,264,811.14
25-May-09	N/A	174,294,027.97
25-Jun-09	N/A	171,372,730.15
25-Jul-09	N/A	168,500,096.93
25-Aug-09	N/A	165,675,321.13

Exhibit II
Available Funds Cap Schedule

Distribution Date	Effective Coupon Note A-1 (%)	Effective Coupon Note A-2 (%)	Effective Coupon Class M-1 (%)	Effective Coupon Class M-2 (%)
25-Oct-04	2.23	2.29	2.39	2.51
25-Nov-04	11.50	11.50	11.50	11.50
25-Dec-04	11.50	11.50	11.50	11.50
25-Jan-05	11.50	11.50	11.50	11.50
25-Feb-05	11.50	11.50	11.50	11.50
25-Mar-05	11.50	11.50	11.50	11.50
25-Apr-05	11.50	11.50	11.50	11.50
25-May-05	11.50	11.50	11.50	11.50
25-Jun-05	11.50	11.50	11.50	11.50
25-Jul-05	11.50	11.50	11.50	11.50
25-Aug-05	11.50	11.50	11.50	11.50
25-Sep-05	11.50	11.50	11.50	11.50
25-Oct-05	11.50	11.50	11.50	11.50
25-Nov-05	11.50	11.50	11.50	11.50
25-Dec-05	11.50	11.50	11.50	11.50
25-Jan-06	11.50	11.50	11.50	11.50
25-Feb-06	11.50	11.50	11.50	11.50
25-Mar-06	11.50	11.50	11.50	11.50
25-Apr-06	11.50	11.50	11.50	11.50
25-May-06	11.50	11.50	11.50	11.50
25-Jun-06	11.50	11.50	11.50	11.50
25-Jul-06	11.50	11.50	11.50	11.50
25-Aug-06	11.50	11.50	11.50	11.50
25-Sep-06	11.50	11.50	11.50	11.50
25-Oct-06	11.50	11.50	11.50	11.50
25-Nov-06	11.50	11.50	11.50	11.50
25-Dec-06	11.50	11.50	11.50	11.50
25-Jan-07	11.50	11.50	11.50	11.50
25-Feb-07	11.50	11.50	11.50	11.50
25-Mar-07	11.50	11.50	11.50	11.50
25-Apr-07	11.50	11.50	11.50	11.50
25-May-07	11.50	11.50	11.50	11.50
25-Jun-07	11.50	11.50	11.50	11.50
25-Jul-07	11.50	11.50	11.50	11.50
25-Aug-07	11.50	11.50	11.50	11.50
25-Sep-07	10.87	10.87	10.87	10.87
25-Oct-07	11.50	11.50	11.50	11.50
25-Nov-07	11.50	11.50	11.50	11.50
25-Dec-07	11.50	11.50	11.50	11.50
25-Jan-08	11.50	11.50	11.50	11.50
25-Feb-08	11.50	11.50	11.50	11.50
25-Mar-08	11.50	11.50	11.50	11.50

Distribution Date	Effective Coupon Note A-1 (%)	Effective Coupon Note A-2 (%)	Effective Coupon Class M-1 (%)	Effective Coupon Class M-2 (%)
25-Apr-08	11.50	11.50	11.50	11.50
25-May-08	11.50	11.50	11.50	11.50
25-Jun-08	11.50	11.50	11.50	11.50
25-Jul-08	11.50	11.50	11.50	11.50
25-Aug-08	11.50	11.50	11.50	11.50
25-Sep-08	11.50	11.50	11.50	11.50
25-Oct-08	11.50	11.50	11.50	11.50
25-Nov-08	11.50	11.50	11.50	11.50
25-Dec-08	11.50	11.50	11.50	11.50
25-Jan-09	11.50	11.50	11.50	11.50
25-Feb-09	11.50	11.50	11.50	11.50
25-Mar-09	11.50	11.50	11.50	11.50
25-Apr-09	11.50	11.50	11.50	11.50
25-May-09	11.50	11.50	11.50	11.50
25-Jun-09	11.50	11.50	11.50	11.50
25-Jul-09	11.50	11.50	11.50	11.50
25-Aug-09	11.50	11.50	11.50	11.50
25-Sep-09	9.89	9.89	9.89	9.89
25-Oct-09	10.97	10.97	10.97	10.97
25-Nov-09	10.61	10.61	10.61	10.61
25-Dec-09	10.97	10.97	10.97	10.97
25-Jan-10	10.61	10.61	10.61	10.61
25-Feb-10	10.61	10.61	10.61	10.61
25-Mar-10	11.50	11.50	11.50	11.50
25-Apr-10	10.61	10.61	10.61	10.61

Exhibit III
Yield Tables

Class A-1 to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.29	2.31	2.32	2.33	2.33	2.34	2.34	2.34
Avg Life (yr)	12.16	7.98	5.67	4.27	3.37	2.74	2.28	1.93
Prin Start	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
Prin End	06/25/2034	08/25/2033	11/25/2030	09/25/2026	11/25/2022	11/25/2019	06/25/2017	08/25/2015

Class A-1 to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.27	2.27	2.27	2.27	2.27	2.27	2.27	2.27
Avg Life (yr)	11.31	6.95	4.78	3.53	2.77	2.24	1.87	1.58
Prin Start	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
Prin End	11/25/2024	03/25/2018	04/25/2014	10/25/2011	04/25/2010	03/25/2009	06/25/2008	11/25/2007

Class A-2 to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.36	2.38	2.39	2.40	2.41	2.41	2.41	2.41
Avg Life (yr)	12.16	7.98	5.67	4.27	3.37	2.74	2.28	1.93
Prin Start	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
Prin End	06/25/2034	08/25/2033	11/25/2030	09/25/2026	11/25/2022	11/25/2019	06/25/2017	08/25/2015

Class A-2 to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.33	2.33	2.33	2.33	2.33	2.33	2.33	2.33
Avg Life (yr)	11.31	6.95	4.78	3.53	2.77	2.24	1.87	1.58
Prin Start	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
Prin End	11/25/2024	03/25/2018	04/25/2014	10/25/2011	04/25/2010	03/25/2009	06/25/2008	11/25/2007

Class M-1 to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.45	2.46	2.47	2.48	2.48	2.48	2.48	2.48
Avg Life (yr)	12.16	7.98	5.67	4.27	3.37	2.74	2.28	1.93
Prin Start	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
Prin End	06/25/2034	08/25/2033	11/25/2030	09/25/2026	11/25/2022	11/25/2019	06/25/2017	08/25/2015

Class M-1 to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.44	2.44	2.44	2.44	2.44	2.43	2.43	2.43
Avg Life (yr)	11.31	6.95	4.78	3.53	2.77	2.24	1.87	1.58
Prin Start	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
Prin End	11/25/2024	03/25/2018	04/25/2014	10/25/2011	04/25/2010	03/25/2009	06/25/2008	11/25/2007

Class M-2 to Maturity
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.58	2.59	2.60	2.61	2.61	2.61	2.62	2.62
Avg Life (yr)	12.16	7.98	5.66	4.27	3.37	2.74	2.28	1.93
Prin Start	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
Prin End	06/25/2034	08/25/2033	11/25/2030	09/25/2026	11/25/2022	11/25/2019	06/25/2017	08/25/2015

Class M-2 to Call
Price: 100:00

CPR	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%	35.0%	40.0%
Yield (%)	2.56	2.56	2.56	2.56	2.56	2.56	2.56	2.56
Avg Life (yr)	11.31	6.95	4.78	3.53	2.77	2.24	1.87	1.58
Prin Start	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004	10/25/2004
Prin End	11/25/2024	03/25/2018	04/25/2014	10/25/2011	04/25/2010	03/25/2009	06/25/2008	11/25/2007

Exhibit IV

Mortgage IT Trust 2004-1

Preliminary Collateral Information As of September 1, 2004

TOTAL CURRENT BALANCE:	$814,332,969		
TOTAL ORIGINAL BALANCE:	$814,332,969		
NUMBER OF LOANS:	2805		
		Minimum	Maximum
AVG CURRENT BALANCE:	290,315	38,700	1,000,000
AVG ORIGINAL AMOUNT:	290,315	38,700	1,000,000
WAVG GROSS COUPON:	5.363%	3.250 %	7.000 %
WAVG GROSS MARGIN:	2.300%	1.750 %	3.000 %
WAVG MAX INT RATE:	11.355%	4.250 %	18.000 %
WAVG PERIODIC RATE CAP: *	1.992%	0.000 %	6.000 %
WAVG ORIGINAL LTV:	74.47%	10.79 %	95.62 %
WAVG ORIGINAL CLTV:	84.35%	10.79 %	100.00 %
WAVG FICO SCORE:	731		
WAVG ORIGINAL TERM:	360 months	360 months	360 months
WAVG REMAINING TERM:	360 months	354 months	361 months
WAVG SEASONING:	1 months	0 months	6 months
WAVG RATE ADJ FREQ:	7 months	6 months	12 months

TOP STATE:	71.05%	California
MAXIMUM 3 ZIP CODES:	1.03%	Elk Grove, CA
	0.70%	San Jose, CA
	0.59%	Folsom, CA

FIRST PAY DATE:	4/1/2004	11/1/2004
RATE CHANGE DATE:	10/1/2004	10/1/2009
MATURE DATE:	3/1/2034	10/1/2034

*Non-zero weighted average

CURRENT BALANCE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0 - 50,000	3	134,300	0.02
50,001 - 100,000	97	8,253,710	1.01
100,001 - 150,000	341	43,440,258	5.33
150,001 - 200,000	398	70,864,021	8.70
200,001 - 250,000	429	97,115,866	11.93
250,001 - 300,000	417	114,900,602	14.11
300,001 - 350,000	429	139,523,545	17.13
350,001 - 400,000	185	69,679,504	8.56
400,001 - 450,000	153	65,137,826	8.00
450,001 - 500,000	116	55,240,095	6.78
500,001 - 550,000	73	38,543,650	4.73
550,001 - 600,000	58	33,272,615	4.09
600,001 - 650,000	52	32,918,800	4.04
650,001 - 700,000	11	7,471,550	0.92
700,001 - 750,000	10	7,364,727	0.90
750,001 - 800,000	5	3,872,500	0.48
800,001 - 850,000	2	1,685,000	0.21
850,001 - 900,000	6	5,259,750	0.65
900,001 - 950,000	4	3,763,800	0.46
950,001 - 1,000,000	16	15,890,850	1.95
Total	2805	814,332,969	100.00

GROSS COUPON:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
3.250 - 3.499	2	1,094,727	0.13
3.500 - 3.749	2	687,000	0.08
3.750 - 3.999	9	3,318,304	0.41
4.000 - 4.249	13	4,478,215	0.55
4.250 - 4.499	44	14,381,235	1.77
4.500 - 4.749	118	37,547,203	4.61
4.750 - 4.999	304	91,340,233	11.22
5.000 - 5.249	351	96,636,516	11.87
5.250 - 5.499	656	180,356,648	22.15
5.500 - 5.749	680	190,335,470	23.37
5.750 - 5.999	432	129,241,168	15.87
6.000 - 6.249	119	40,036,050	4.92
6.250 - 6.499	41	14,584,450	1.79
6.500 - 6.749	29	8,695,900	1.07
6.750 - 6.999	2	616,000	0.08
7.000 - 7.249	3	983,850	0.12
Total	2805	814,332,969	100.00

GROSS MARGIN:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.750	3	1,413,000	0.17
2.000	12	4,320,304	0.53
2.250	2508	718,754,833	88.26
2.375	12	5,313,850	0.65
2.500	7	3,329,300	0.41
2.625	3	809,200	0.10
2.750	251	76,392,082	9.38
2.875	6	2,510,900	0.31
3.000	3	1,489,500	0.18
Total	2805	814,332,969	100.00

MAX INT RATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
9.750 or less	24	9,123,200	1.12
9.751 - 10.000	54	14,754,400	1.81
10.001 - 10.250	90	24,195,817	2.97
10.251 - 10.500	136	39,596,273	4.86
10.501 - 10.750	159	49,079,311	6.03
10.751 - 11.000	308	90,328,347	11.09
11.001 - 11.250	432	119,161,955	14.63
11.251 - 11.500	671	182,543,630	22.42
11.501 - 11.750	507	144,242,831	17.71
11.751 - 12.000	290	93,952,428	11.54
12.001 - 12.250	71	26,393,750	3.24
12.251 - 12.500	34	9,959,400	1.22
12.501 - 12.750	8	3,261,850	0.40
12.751 - 13.000	4	1,239,850	0.15
14.001 or greater	17	6,499,927	0.80
Total	2805	814,332,969	100.00

PERIODIC RATE CAP:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	48	19,161,981	2.35
1	19	6,883,315	0.85
2	2737	788,178,873	96.79
6	1	108,800	0.01
Total	2805	814,332,969	100.00

ORIGINAL TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
360	2805	814,332,969	100.00
Total	2805	814,332,969	100.00

REMAINING TERM:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
354	7	2,011,613	0.25
355	7	1,816,852	0.22
356	4	1,140,700	0.14
357	9	2,528,850	0.31
358	289	85,637,324	10.52
359	1035	296,370,216	36.39
360	1136	327,236,116	40.19
361	318	97,591,298	11.98
Total	2805	814,332,969	100.00

SEASONING:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0	1454	424,827,414	52.17
1	1035	296,370,216	36.39
2	289	85,637,324	10.52
3	9	2,528,850	0.31
4	4	1,140,700	0.14
5	7	1,816,852	0.22
6	7	2,011,613	0.25
Total	2805	814,332,969	100.00

RATE ADJ FREQ:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1 Year	406	115,880,760	14.23
6 Month	2399	698,452,209	85.77
Total	2805	814,332,969	100.00

NEXT RATE CHANGE DATE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/1/2004	1	728,727	0.09
1/1/2005	8	3,196,019	0.39
2/1/2005	28	11,727,050	1.44
3/1/2005	20	7,285,000	0.89
4/1/2005	7	2,484,500	0.31
5/1/2005	1	226,800	0.03
8/1/2005	2	200,700	0.02
3/1/2007	2	1,080,800	0.13
5/1/2007	1	315,000	0.04
6/1/2007	3	538,900	0.07
7/1/2007	114	37,332,398	4.58
8/1/2007	343	108,146,344	13.28
9/1/2007	482	150,930,508	18.53
10/1/2007	149	48,422,485	5.95
3/1/2009	5	930,813	0.11
4/1/2009	6	1,088,125	0.13
5/1/2009	2	598,900	0.07
6/1/2009	6	1,989,950	0.24
7/1/2009	167	45,108,907	5.54
8/1/2009	662	176,296,122	21.65
9/1/2009	634	169,020,608	20.76
10/1/2009	162	46,684,313	5.73
Total	2805	814,332,969	100.00

ORIGINAL LTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.00 - 30.00	22	4,112,300	0.51
30.01 - 35.00	21	4,006,000	0.49
35.01 - 40.00	21	4,312,200	0.53
40.01 - 45.00	31	7,681,400	0.94
45.01 - 50.00	60	15,912,600	1.95
50.01 - 55.00	56	17,742,600	2.18
55.01 - 60.00	98	29,035,550	3.57
60.01 - 65.00	185	60,359,830	7.41
65.01 - 70.00	178	58,342,311	7.16
70.01 - 75.00	232	83,513,525	10.26
75.01 - 80.00	1770	500,475,543	61.46
80.01 - 85.00	20	4,436,135	0.55
85.01 - 90.00	76	16,706,350	2.05
90.01 - 95.00	34	7,549,375	0.93
95.01 - 100.00	1	147,250	0.02
Total	2805	814,332,969	100.00

ORIGINAL CLTV:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0.00 - 20.00	8	926,000	0.11
20.01 - 25.00	3	546,000	0.07
25.01 - 30.00	10	2,498,300	0.31
30.01 - 35.00	18	3,202,300	0.39
35.01 - 40.00	18	3,769,200	0.46
40.01 - 45.00	31	7,569,700	0.93
45.01 - 50.00	43	10,945,600	1.34
50.01 - 55.00	55	16,569,800	2.03
55.01 - 60.00	86	25,946,700	3.19
60.01 - 65.00	132	42,348,900	5.20
65.01 - 70.00	134	42,813,411	5.26
70.01 - 75.00	150	53,370,577	6.55
75.01 - 80.00	468	141,068,262	17.32
80.01 - 85.00	64	19,758,013	2.43
85.01 - 90.00	346	107,603,251	13.21
90.01 - 95.00	256	77,501,416	9.52
95.01 - 100.00	983	257,895,539	31.67
Total	2805	814,332,969	100.00

FICO SCORE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
575 - 599	1	141,500	0.02
620 - 639	11	2,893,600	0.36
640 - 659	39	13,148,517	1.62
660 - 679	291	84,459,826	10.37
680 - 699	316	87,892,365	10.79
700 - 719	462	129,334,092	15.88
720 - 739	493	141,955,022	17.43
740 - 759	457	133,011,273	16.33
760 - 779	408	120,830,499	14.84
780 - 799	261	82,271,095	10.10
800 - 819	66	18,395,180	2.26
Total	2805	814,332,969	100.00

DOCUMENTATION:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full/Alt Documentation	1343	361,568,761	44.40
No Documentation	199	56,049,965	6.88
No Ratio	75	25,198,312	3.09
Stated Income	1188	371,515,931	45.62
Total	2805	814,332,969	100.00

OCCUPANCY:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Investor	228	58,115,581	7.14
Owner Occupied	2523	742,647,664	91.20
Second Home	54	13,569,724	1.67
Total	2805	814,332,969	100.00

PROPERTY TYPE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2-4 Family	97	37,813,200	4.64
Co-op	1	476,000	0.06
Condominium	387	97,284,857	11.95
PUD	535	151,193,138	18.57
Single Family	1781	526,947,924	64.71
Townhouse	4	617,850	0.08
Total	2805	814,332,969	100.00

PURPOSE:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Cash Out Refinance	703	199,566,563	24.51
Purchase	1770	522,732,756	64.19
Rate/Term Refinance	332	92,033,650	11.30
Total	2805	814,332,969	100.00

STATES:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alaska	1	157,500	0.02
Alabama	4	503,800	0.06
Arkansas	2	389,100	0.05
Arizona	158	27,614,720	3.39
California	1729	578,608,007	71.05
Colorado	84	18,660,166	2.29
Connecticut	15	5,854,500	0.72
Washington, DC	6	2,054,400	0.25
Delaware	2	409,900	0.05
Florida	131	26,604,826	3.27
Georgia	17	2,743,750	0.34
Hawaii	4	1,736,400	0.21
Iowa	3	724,050	0.09
Idaho	1	108,000	0.01
Illinois	96	20,884,250	2.57
Indiana	3	475,600	0.06
Kansas	4	397,600	0.05
Louisiana	1	252,400	0.03
Massachusetts	40	13,302,050	1.63
Maryland	18	3,778,050	0.46
Michigan	2	324,100	0.04
Minnesota	27	5,079,000	0.62
Missouri	6	740,100	0.09
Montana	4	585,300	0.07
North Carolina	25	4,291,025	0.53
Nebraska	1	307,200	0.04
New Hampshire	3	687,020	0.08
New Jersey	27	8,511,370	1.05
New Mexico	1	145,600	0.02
Nevada	39	9,298,100	1.14

New York	38	15,999,800	1.97
Ohio	4	484,900	0.06
Oklahoma	1	176,000	0.02
Oregon	11	1,995,000	0.25
Pennsylvania	7	2,279,600	0.28
Rhode Island	2	391,550	0.05
South Carolina	4	724,950	0.09
Tennessee	3	492,400	0.06
Texas	77	13,901,335	1.71
Utah	6	1,214,600	0.15
Virginia	14	3,189,750	0.39
Washington	150	32,713,300	4.02
Wisconsin	33	4,810,400	0.59
Wyoming	1	731,500	0.09
Total	2805	814,332,969	100.00

DEBT TO INCOME	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
0 - 10.00	271	81,703,877	10.03
10.01 - 20.00	72	16,407,350	2.01
20.01 - 30.00	340	89,941,825	11.04
30.01 - 40.00	1136	332,309,851	40.81
40.01 - 50.00	939	281,423,906	34.56
50.01 - 60.00	47	12,546,160	1.55
Total	2805	814,332,969	100.00